Exhibit 99.1
For Immediate Release
July 18, 2011
Manulife Financial Corporation sells Life Retrocession business to Pacific Life
TORONTO — Manulife Financial Corporation (Manulife) announced today that it has entered into an agreement to sell its Life Retrocession business to Pacific Life Insurance Company (Pacific Life), based in the United States. The transaction is subject to standard closing conditions including receipt of regulatory approvals and is expected to close during the third quarter 2011.
“The Life Retrocession business does not align with Manulife’s strategy because of changes in the life reinsurance market going forward,” said Donald Guloien, Chief Executive Officer. “Although this business is profitable, it does not have a growth profile acceptable to us. Also, as a result of more restrictive Canadian regulatory requirements for this business, a buyer in another jurisdiction can operate this business with less capital. The transaction releases capital which will be reinvested in higher growth businesses or to reduce leverage,” added Mr. Guloien.
The transaction is expected to result in an after-tax gain on sale of approximately $275 million. The reduction in on-going annual earnings from the sale will not be material to our consolidated financial results. The transaction, when completed, is expected to increase the Minimum Continuing Capital and Surplus Requirements (MCCSR) ratio of Manulife’s key operating subsidiary, The Manufacturers Life Insurance Company, by approximately six percentage points. This MCCSR ratio was 243 per cent as of March 31, 2011.
Manulife’s Life Retrocession business has approximately 90 employees in offices in Toronto, Boston, Barbados and Cologne. The unit assumes risk from life reinsurers and has net life insurance in-force of US$106 billion.
This transaction does not impact Manulife’s other Reinsurance business units, which focus on Property and Casualty Retrocession and International Employee Benefits Management.
“Our remaining Reinsurance businesses provide good earnings profiles and are not impacted by the Life Retrocession sale. We remain committed to these businesses,” Mr. Guloien noted.
Caution regarding forward-looking statements
This document contains forward-looking statements within the meaning of the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements in this document include, but are not limited to, statements with respect to possible or assumed future results of operations of the Company, the sale of Manulife’s Life Retrocession business to Pacific Life, the impact of that transaction on the MCCSR ratio of The Manufacturers Life Insurance Company and Manulife’s other Reinsurance businesses. The forward-looking statements in this document also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “expect”, “intend”, and “continue” (or the negative thereof) and words and expressions of similar

www.manulife.com

import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way. Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to: general business and economic conditions (including but not limited to performance and volatility of equity markets, interest rate fluctuations and movements in credit and swap spreads, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); changes in laws and regulations; changes in accounting standards; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of valuation allowances against future tax assets; the accuracy of estimates relating to long-term morbidity, mortality and policyholder behaviour; the accuracy of other estimates used in applying accounting policies and actuarial methods; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate non-fixed income assets to back our long dated liabilities; the realization of losses arising from the sale of investments classified as available for sale; our liquidity, including the availability of financing to satisfy existing financial liabilities on their expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our non-North American operations; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the disruption of or changes to key elements of the Company’s or public infrastructure systems; environmental concerns; and our ability to protect our intellectual property and exposure to claims of infringement. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the body of this document as well as under “Risk Factors” in our most recent Annual Information Form, under “Risk Management” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent annual and interim reports, in the “Risk Management” note to consolidated financial statements in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators. We do not undertake to update any forward-looking statements except as required by law.
About Manulife Financial
Manulife Financial is a leading Canadian-based financial services group operating in 22 countries and territories worldwide. For more than 120 years, clients have looked to Manulife for strong, reliable, trustworthy and forward-thinking solutions for their most significant financial decisions. Our international network of employees, agents and distribution partners offers financial protection and wealth management products and services to millions of clients. We provide asset management services to institutional customers worldwide as well as reinsurance solutions, specializing in life and property and casualty retrocession. Funds under management by Manulife Financial and its subsidiaries were Cdn$478 billion (US$492 billion) as at March 31, 2011. The Company operates as Manulife Financial in Canada and Asia and primarily as John Hancock in the United States.
Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘945’ on the SEHK. Manulife Financial can be found on the Internet at www.manulife.com.

Media inquiries:	Investor Relations:
Laurie Lupton	Anthony G. Ostler
(416) 852-7792	(416) 926-5471
laurie_lupton@manulife.com	anthony_ostler@manulife.com

www.manulife.com